UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
CAREY CREDIT INCOME FUND
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
14174X108
(CUSIP Number)
Paul S. Saint-Pierre, 50 Rockefeller Plaza, New York, NY 10020 TEL: 212-492-8990
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
December 19, 2014**
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   ☐  Rule 13d-1(b)

   ☐  Rule 13d-1(c)

   ☒  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**The information reported in this Schedule 13G is current as of the filing date.

CUSIP No. 14174X108	13G	Page 1 of 4

CUSIP No. 14174X108
1	NAMES OF REPORTING PERSONS CAREY CREDIT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,777,778
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,777,778
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,777,778
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.0%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IA

(1) There were 5,555,556 common shares, $0.001 par value per share (“Common Shares”) of Carey Credit Income Fund, a Delaware statutory trust (the “Issuer”), outstanding as of May 31, 2015.

CUSIP No. 14174X108	13G	Page 2 of 4

Item 1.

(a)	Name of Issuer
Carey Credit Income Fund

(b)	Address of Issuer’s Principal Executive Offices
50 Rockefeller Plaza New York, NY 10020
Item 2.

(a)	Name of Person Filing
Carey Credit Advisors, LLC

(b)	Address of Principal Business Office or, if none, Residence
50 Rockefeller Plaza New York, NY 10020

(c)	Citizenship
Carey Credit Advisors, LLC is governed by the laws of Delaware

(d)	Title of Class of Securities
Common Stock, $0.001 par value

(e)	CUSIP Number
N/A
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

CUSIP No. 14174X108	13G	Page 3 of 4

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
Item 4. Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 2,777,778

(b)	Percent of class: 50%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 2,777,778

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,777,778

(iv)	Shared power to dispose or to direct the disposition of: 0
(1) There were 5,555,556 Common Shares of the Issuer outstanding as of May 31, 2015.
Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.
Not applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8. Identification and Classification of Members of the Group.
Not applicable.
Item 9. Notice of Dissolution of Group.
Not applicable.
Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 14174X108	13G	Page 4 of 4

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 2015

CAREY CREDIT ADVISORS, LLC
By:	/s/ Paul S. Saint-Pierre
Name: Paul S. Saint-Pierre
Title: Chief Financial Officer